Louis Wharton
Partner
Direct Voice	818.444.4509
Direct Fax	818.444.6309
E-Mail	lwharton@stubbsalderton.com

May 8, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	AtheroNova Inc.
Responses to Staff Comments of April 25, 2013 with respect to:
Item 4.02 Form 8-K
Filed March 29, 2013
File No. 000-52315

Ladies and Gentlemen:

On behalf of AtheroNova Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated April 25, 2013 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

1.      Please refer to prior comments one and two.  We acknowledge the assertions in your response. However, given the nature and materiality of the restatements, we disagree with your assertion that these errors did not affect the timeliness and accuracy of information communicated to your management and required to be disclosed in reports submitted under the Securities Exchange Act of 1934.  Furthermore, we do not understand why these errors did not represent material weaknesses and require compensating changes in your internal control over financial reporting.  We reissue our comments.  Please amend your filing to explain the impact of these errors on your prior assertions regarding disclosure controls and procedures and describe the internal control deficiencies that allowed these errors to prevail.  In addition, explain to us how a correction of your previously-reported net income for the nine months ended September 30, 2012 from $361,956 to $31,868 did not materially impact the information required to be disclosed in reports submitted under the Securities Exchange Act of 1934 or constitute a material weakness in internal control over financial reporting, requiring remediating changes to be disclosed under Item 308 (c) of Regulation S-K.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission May 8, 2013 Page 2

The Company acknowledges the Staff’s comment.  Concurrent with the filing of this response letter, the Company will amend the Current Report on Form 8-K filed by the Company with the Commission on March 29, 2013 to provide the following additional disclosure:

“The Audit Committee and the Registrant’s management considered the impact of the determination to restate the Registrant’s financial statements for the fiscal quarters ended June 30 and September 30, 2012, on the Registrant’s prior assertions regarding disclosure controls and procedures made pursuant to Item 307 of Regulation S-K, and internal control over financial reporting made pursuant to Item 308 of Regulation S-K, and, subsequent to discussions with the staff of the Securities and Exchange Commission (the “Commission”), concluded that based on the nature and materiality of the restatements the Registrant should revise those assertions.

Management’s determination to originally account for the amendment of the notes and warrants as an extinguishment rather than a modification constituted a material deficiency in the Registrant’s disclosure controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and a material weakness in the Registrant’s internal control over financial reporting with respect to providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  To remediate these deficiencies, Management has thoroughly reviewed and has gained fluency in the application of the relevant accounting guidance regarding accounting for derivative liabilities and modifications thereto, including, without limitation, EITF Issue No. 96-19, ASC 470-50-40, and ASC 815-15-35-4 (EITF 06-07).

The Audit Committee and the Registrant’s Chief Financial Officer have discussed with the Registrant’s registered independent public accounting firm the matters disclosed above.  The registrant will file amendments to its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30 and September 30, 2012, and its annual report on Form 10-K for the fiscal year ended December 31, 2012, to address the aforementioned material deficiencies and weaknesses and the steps taken by management to remedy such deficiencies and weaknesses.”

Securities and Exchange Commission May 8, 2013 Page 3

Concurrent with the filing of this response letter, the Company will also amend Item 4 of its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2012, as follows:

“Evaluation of Disclosure Controls and Procedures

In connection with the restatement of our financial statements for the fiscal quarter ended June 30, 2012, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based upon that evaluation, and in light of accounting errors related to the accounting treatment of the amendment of certain of our senior convertible notes and warrants that resulted in the restatement of our financial statements for the fiscal quarter ended June 30, 2012, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2012 to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Our disclosure controls or internal controls over financial reporting were designed to provide only reasonable assurance that such disclosure controls or internal control over financial reporting will prevent all errors or all instances of fraud, even as the same are improved to address any deficiencies.  The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be only reasonable, not absolute assurance that any design will succeed in achieving its stated goals under all potential future conditions.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake.  Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.

Securities and Exchange Commission May 8, 2013 Page 4

Changes in Internal Control

Subsequent to the quarter ended June 30, 2012, and as a result of a material deficiency in our disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is processed, summarized and reported within the time periods specified in the Commission’s rules and forms, we implemented changes designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.  Specifically, our management has thoroughly reviewed and has gained fluency in the application of the relevant accounting guidance regarding accounting for derivative liabilities and modifications thereto, including, without limitation, EITF Issue No. 96-19, ASC 470-50-40 and ASC 815-15-35-4 (EITF 06-07).  We believe that these steps are reasonably likely to materially improve our internal controls over financial reporting with respect to accounting for derivative liabilities and modifications thereto, and are reasonably likely to prevent a recurrence of the error that led to the restatement of our financial statements for the fiscal quarter ended June 30, 2012.”

In addition, concurrent with the filing of this response letter, the Company will amend Item 4 of its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2012, as follows:

“Evaluation of Disclosure Controls and Procedures

In connection with the restatement of our financial statements for the fiscal quarter ended September 30, 2012, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based upon that evaluation, and in light of accounting errors related to the accounting treatment of the amendment of certain of our senior convertible notes and warrants that resulted in the restatement of our financial statements for the fiscal quarter ended September 30, 2012, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2012 to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Securities and Exchange Commission May 8, 2013 Page 5

Our disclosure controls or internal controls over financial reporting were designed to provide only reasonable assurance that such disclosure controls or internal control over financial reporting will prevent all errors or all instances of fraud, even as the same are improved to address any deficiencies.  The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be only reasonable, not absolute assurance that any design will succeed in achieving its stated goals under all potential future conditions.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake.  Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.

Changes in Internal Control

Subsequent to the quarter ended September 30, 2012, and as a result of a material deficiency in our disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is processed, summarized and reported within the time periods specified in the Commission’s rules and forms, we implemented changes designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.  Specifically, our management has thoroughly reviewed and has gained fluency in the application of the relevant accounting guidance regarding accounting for derivative liabilities and modifications thereto, including, without limitation, EITF Issue No. 96-19, ASC 470-50-40 and ASC 815-15-35-4 (EITF 06-07).  We believe that these steps are reasonably likely to materially improve our internal controls over financial reporting with respect to accounting for derivative liabilities and modifications thereto, and are reasonably likely to prevent a recurrence of the error that led to the restatement of our financial statements for the fiscal quarter ended September 30, 2012.”

Securities and Exchange Commission May 8, 2013 Page 6

The Audit Committee and management also considered the impact of the determination to restate the aforementioned financial statements in their review, with respect to fiscal 2012, of the Registrant’s internal controls.  As the Registrant appropriately accounted for the amendment of the notes and warrants in its annual report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2013, management and the Committee determined that the deficiencies in disclosure controls and procedures and internal control over financial reporting for the fiscal year ended December 31, 2012 were resolved, based on the steps taken by management to remediate the identified material weakness and deficiencies as described above.  Concurrent with the filing of this response letter, the Company will amend the disclosure in the section captioned “Changes in Internal Control Over Financial Reporting” in Item 9A of its Annual Report on Form 10-Q for the fiscal year ended December 31, 2012, as follows:

“Changes in Internal Control over Financial Reporting

During the fourth quarter of the year ended December 31, 2012, and as a result of our subsequent identification of material deficiencies in our disclosure controls and procedures for the fiscal quarters ended June 30 and September 30, 2012 that lead to a restatement of the financial statements for such fiscal quarters, we commenced the implementation of changes designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.  Specifically, our management thoroughly reviewed and gained fluency in the application of the relevant accounting guidance regarding accounting for derivative liabilities and modifications thereto, including, without limitation, EITF Issue No. 96-19, ASC 470-50-40 and ASC 815-15-35-4 (EITF 06-07).  We believe that these steps are reasonably likely to materially improve our internal controls over financial reporting with respect to accounting for derivative liabilities and modifications thereto, and are reasonably likely to prevent a recurrence of the error that led to the restatement of our financial statements for the fiscal quarters ended June 30 and September 30, 2012.”

Securities and Exchange Commission May 8, 2013 Page 7

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

Sincerely,

/s/ Louis Wharton
Louis Wharton

cc:           Mark Selawski